Mail Stop 3561

November 24, 2006

Via U.S. Mail

Dr. Martin Steiner
President
Feodor-Lynen Strasse 5
Hanover, Germany

Re: ImVisioN Therapeutics, Inc.
Pre-Effective Amendment to Registration Statement on Form SB-2
Filed November 16, 2006
File No. 333-137043

Dear Dr. Steiner,

        We have reviewed your responses to the comments in our letter dated October 26, 2006 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

Management's Discussion and Analysis or Plan of Operations
Results of Operations, page 73

1. Please revise the table on page 73 to disclose the operating results of the Company for the comparable interim period of 2005 (i.e., for the period from inception through September 30, 2005) and remove the column labeled "Period from Inception (January 28, 2005) to June 30, 2005".

ImVisioN Therapeutics, Inc. Interim Consolidated Financial Statements for the interim period ended September 30, 2006

Note 4 – Agreements, page F-15

2. We note your response to our prior comment 3. Along with your revised disclosure in Note 4(e) to your interim financial statements, Note 8(e) to your audited consolidated financial statements, and your MD&A disclosure on page 75, please also quantify, on a aggregate basis, in MD&A and the notes to your financial statements the expected impact that the rights issued to DeBondo to purchase 3,925,000 shares in ImVisionN common stock at a price of $0.001 per share will

have on your statement of operations if Debondo meets all the requirements stipulated in the restricted stock purchase agreement. Also, please disclose the method and assumptions used in the fair value based valuation model associated with this stock-based compensation expense estimate.

3. We note from the disclosures in Note 8(e) to your audited financial statements and Note 4(e) to your interim financial statements that the vesting of options to acquire .45% of the issued and outstanding shares of ImVision USA at $.125 per share occurred on August 21, 2006. Please tell us and disclose in the notes to your audited and interim financial statements and MD&A the amount of expense that was recognized in connection with the vesting of these stock options during the nine month period ended September 30, 2006.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeffrey Jaramillo at (202) 551-3212 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact H. Yuna Peng at (202) 551-3391or Max Webb at (202) 551- 3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Michael H. Taylor, Esq.
       Lang Michener LLP
       Fax: (604)893-2669